Exhibit 99.1

Contact:
Hope Ni, Chairman of the Board or Chun Yi Hao, Chief Executive Officer
China Fundamental Acquisition Corporation
chinafundamental@gmail.com

FOR IMMEDIATE RELEASE

China Fundamental Acquisition Corporation to Acquire
a Leading Provider of Specialized Heavy Duty Lifting and Carrying Machinery in China,
Beijing Wowjoint Machinery Co., Ltd.

Highlights:

▪
Wowjoint is at the  forefront of China’s expanding infrastructure construction equipment industry, providing end-to-end solutions for infrastructure projects including railways, subways, highways, bridges, and ports

▪	Wowjoint benefits from China’s 4 trillion (US$588 billion) stimulus package, of which over $250 billion is dedicated to transportation infrastructure projects
▪
Strong financial performance, consolidated revenue for year ended August 31, 2009 was US$44.6 million, a 23.2% increase from 2008; net income for year ended August 31, 2009 was US$9.7 million, a 148.4% increase from 2008

▪	Wowjoint projects consolidated revenues of US$50-US$55 million for year ended August 31, 2010, with net income of US$11.5-US$12.5 million
▪
Access to public markets will help Wowjoint to expand product lines, serve new end markets, expand internationally and take advantage of other strategic opportunities, providing enhanced growth prospects and diversification

▪	Transaction combines Wowjoint team’s operational and technical strengths with China Fundamental team’s successful track record in growing public companies and creating shareholder value
▪	Long-term commitment – Wowjoint’s management to maintain stake, agreeing to four-year lock-up for 85% of their shares

Hong Kong, China – November 30, 2009 – China Fundamental Acquisition Corporation (OTCBB: CFQUF; CFQCF; CFQWF) ("China Fundamental"), today announced that it has entered into a definitive share purchase agreement to acquire Beijing Wowjoint Machinery Co., Ltd. and its associated companies (collectively "Wowjoint"). Wowjoint is a leading solutions provider and manufacturer of specialized heavy duty lifting and carrying machinery in China, deployed primarily in the construction of railways, highways, subways, bridges and ports. The transaction provides China Fundamental investors with a unique opportunity to participate in a fast-growing company which benefits directly from the rapid development of China’s transportation infrastructure. It also provides Wowjoint with enhanced access to public markets, helping it to expand product lines, enter new markets, expand internationally and pursue other strategic opportunities.

Wowjoint’s current management team will remain in place to run the business following the business combination.

Following the business combination, the combined company will change its name to Wowjoint Holdings Limited and will seek to list on the NASDAQ Global Market, although there is no assurance that the listing will be approved.

Key members of Wowjoint’s management will align their interests with the public shareholders of China Fundamental by agreeing to not transfer 85% of their shares in China Fundamental for four years.

The closing of the acquisition is subject to customary closing conditions, including approval of the acquisition agreement by holders of a majority of China Fundamental's outstanding ordinary shares. In addition, the closing is conditioned on less than 35% of the ordinary shares held by the shareholders of China Fundamental voting against the acquisition and electing to redeem their shares into cash from the trust fund established in connection with China Fundamental's initial public offering.

Transaction Summary

Under the terms of the definitive agreement, Wowjoint’s shareholders will be issued an aggregate of 5,700,000 ordinary shares of China Fundamental in exchange for 100% of the outstanding shares of Wowjoint. Assuming a 35% redemption and no exercise of China Fundamental’s outstanding warrants, Wowjoint shareholders will own approximately 60% and China Fundamental’s current shareholders will own approximately 40% of the combined company following the acquisition. The calculated purchase price paid to the Wowjoint stockholders for 100% of their outstanding shares would be approximately US$45.6 million, assuming approximately US$8 per China Fundamental share price, excluding any issuance of earn-out shares.  Assuming 35% of China Fundamental’s shares are redeemed, there would be a total of 9.53 million shares outstanding. If all 7,264,756 outstanding warrants of China Fundamental were exercised, a total of 16.80 million shares would be outstanding on a fully diluted basis or a total of 12.25 million ordinary shares outstanding using the treasury stock method.

Earn-out Shares

In addition, 500,000 ordinary shares of China Fundamental will be issued to Wowjoint’s major shareholders when certain share price targets are achieved or exceeded (the “earn-out shares”): (i) 200,000 earn-out shares in the event that the closing price per share is at or above US$10.00 for 180 days out of 360 days during the period from the acquisition closing date to the second anniversary of the closing date; (ii) 200,000 earn-out shares in the event that the closing price per share is at or above US$13.80 for 180 days out of 360 days during the period from the acquisition closing date to the third anniversary of the closing date; (iii) 100,000 earn-out shares in the event that the average daily trading volume is no less than 200,000 shares for three consecutive months during the period from the closing date of the acquisition to the second anniversary of the closing date. The 500,000 earn-out shares excludes the possible issuance of an additional 2,800,000 ordinary shares if the funds left to the combined company following the closing are US$1,250,000 or less.

Business Overview

Wowjoint is a growing force in the construction machinery industry in China, specializing in the design, engineering, manufacturing and service of customized heavy duty lifting and carrying equipment used in large-scale infrastructure projects such as railway, highways, bridges, viaducts, subways and ports. The company’s main products include launching gantries, tyre trolleys, special carriers and marine hoists, with Wowjoint holding a leading market position in China in each of its major product lines.

Wowjoint’s business model is to provide a complete end-to-end solution that handles all aspects of market research, custom design, engineering, manufacturing, installation and maintenance. Since its inception in 2004, Wowjoint’s equipment and designs have been deployed in high profile infrastructure projects across China, including the construction of approximately 5,600 kilometers of rail track. Recently, Wowjoint has also successfully expanded into the European Union market.

Wowjoint’s strong in-house design capabilities are evidenced by the award of six critical patents and protected statuses on three proprietary products, including its integrated launching gantry. Its integrated launching gantry combines the functions of a special carrier and launching gantry into one, and is designed for mountainous regions and tunnels, with the capability of reducing construction costs and construction time. Wowjoint’s strong design capabilities enable it to satisfy the constantly changing needs of its customers, which include some of the largest construction conglomerates in China including China Railway Construction Corporation Limited (CRCC), China Railway Group Limited (CRG) and China Communication Company Limited. Wowjoint’s established relationships with these customers not only provide access to key infrastructure construction projects, but also valuable insights into government policies regarding the transportation infrastructure industry.

Wowjoint’s key financial data, stated in accordance with U.S. generally accepted accounting principals ("U.S. GAAP"), are set forth below:

Selected Financial Data
(US$’000)
	Year Ended August 31,
	2008 Audited	2009 Audited
Income Statement
Total revenue	36,233	44,622
Operating income	6,055	13,323
Net income	3,939	9,784

Balance Sheet
Cash and cash equivalents	1,438	1,895
Accounts receivable	12,728	14,447
Total current liabilities	25,537	11,977
Total long and short term debt	730	731

Financial Outlook and Transaction Metrics

As a result of China’s economic stimulus package and consequent large-scale infrastructure investment, Wowjoint sees continued strong demand for heavy lifting and carrying equipment in fiscal 2010.  Wowjoint projects consolidated revenue of approximately US$50-US$55 million and net income, excluding one time charges and stock compensation expenses, of US$11.5-US$12.5 million for the year ended August 31, 2010.

Wowjoint primed to benefit from sustained boom in China’s infrastructural development

“We are very pleased to announce the acquisition of Wowjoint today,” stated Ms. Hope Ni, Chairman of China Fundamental. “China’s RMB 4 trillion (US$588 billion) stimulus package, of which over US$250 billion is dedicated to transportation infrastructure projects, combined with the very substantial government budget already earmarked for such projects, is contributing to a new boom in infrastructural development.” Ms. Ni continued, “Between 2009 and 2020, the Chinese government is planning to build 33,000 kilometers of new rail tracks and 37,000 kilometers of new highways, resulting in an estimated combined spending on railways and highways exceeding US$500 billion. This ramp up in infrastructure construction creates significant demand for customized equipment and machinery. Despite the challenging economic climate, we expect these growth drivers to continue, as evidenced by China’s ongoing commitment to infrastructure build-out. As a domestic market leader in heavy duty lifting and carrying equipment, Wowjoint is poised to capitalize on the expected increase in demand and further strengthen its competitive position in the market.”

Mr. Yabin Liu, CEO of Wowjoint, said, “Wowjoint and its employees are excited about the business combination with China Fundamental. This transaction expands our shareholder base and provides Wowjoint with additional resources to aid in our growth. With improved access to the capital markets, as well as the track record of China Fundamental’s management in growing public companies, we are further able to propel the company forward through expanding product lines, serving new end markets, expanding internationally and assessing accretive acquisition opportunities. We will focus in particular on adding to our product offerings in maintenance vehicles, as demand scales up along with infrastructure construction. Our team will also strive to broaden our established blue-chip customer base and further nurture our relationships with existing clients, positioning us to take advantage of future opportunities in the industry.”

“We believe that the investment in Wowjoint is compelling for a number of reasons,” stated Mr. Chun Y. Hao, CEO of China Fundamental. “First, we are combining with a fast-growing company in a key industry that will benefit from China’s rapid economic growth and accelerated infrastructural development. Second, Wowjoint’s management team is very experienced, with an average of 22 years of industry experience and a track record of great success. Third, we are investing in Wowjoint at the inflection point of its evolution, as it seeks resources and opportunities for enhanced growth both in China and abroad and diversification in the customized infrastructure equipment industry. Fourth, the company’s proprietary technologies and impressive R&D capabilities bode well for future growth.” Mr. Hao continued, “Last, there are no selling shareholders in this transaction, validating our belief that Wowjoint is poised to create meaningful shareholder value going forward, as the company grows with China’s increased scale of infrastructure. The transaction combines the operational and technical skills of Wowjoint’s team with the financial and management skills of China Fundamental’s team.”

About China Fundamental Acquisition Corporation

China Fundamental Acquisition Corporation is a special purpose acquisition company formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, reorganization or other similar business combination, or contractual arrangements, an operating business, or control of such operating business, that has its principal operations located in the People’s Republic of China, including Hong Kong and Macau. China Fundamental completed its initial public offering on May 21, 2008.

About Wowjoint

Wowjoint is a leading provider of customized duty heavy lifting and carrying machinery used in such large scale infrastructure projects as railway, highway and bridge constructions. Wowjoint’s main products lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company’s innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China’s rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers.

Information on Wowjoint’s products and other relevant information is available on its website at www.wowjoint.com.

Investor Presentation

The presentation slides concerning the business combination with Wowjoint  will be submitted to the U.S. Securities Exchange Commission (the “SEC”) and will be available on its web site at www.sec.gov as part of a report of foreign private issuer on Form 6-K that China Fundamental will be submitting.

Proxy Statement

In connection with the proposed acquisition, China Fundamental intends to prepare a proxy statement to be submitted to the SEC under cover of a Form 6-K. When completed, a definitive proxy statement and a form of proxy will be mailed to the shareholders of China Fundamental to seek their approval of the transaction. Shareholders are urged to read the proxy statement regarding the proposed acquisition carefully and in its entirety because it will contain important information about the proposed acquisition. Shareholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents submitted to the SEC under cover of a Form 6-K from the SEC’s website at www.sec.gov. Shareholders will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail to Mr. Chun Y. Hao at China Fundamental Acquisition Corporation, Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong, or by telephone at (852) 2169-6390.

China Fundamental and its directors and officers may be deemed to be participants in the solicitation of proxies from China Fundamental’s shareholders with respect to the proposed acquisition. Information about China Fundamental’s directors and executive officers and their ownership of China Fundamental’s ordinary shares and warrants is set forth in China Fundamental’s annual report on Form 20-F for the fiscal year ended December 31, 2008. Shareholders may obtain additional information regarding the interests of China Fundamental and its directors and executive officers in the proposed acquisition, which may be different than those of China Fundamental’s shareholders generally, by reading the proxy statement and other relevant documents regarding the proposed acquisition when submitted to the SEC.

Non-GAAP Financials

This release includes certain estimated financial information that is not derived in accordance with U.S. generally accepted accounting principles (“GAAP”), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. China Fundamental and Wowjoint believe that the presentation of these non-GAAP financial measures serves to enhance the understanding of the financial performance of Wowjoint and the proposed acquisition. However, these non-GAAP financial measures should be considered in addition to and not as substitutes for, or superior to, measures of financial performance prepared in accordance with GAAP. Such information and data may not be included in, may be adjusted in or may be presented differently in, China Fundamental’s proxy statement to solicit shareholder approval for the proposed acquisition of Wowjoint.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: future operating or financial results; future growth expectations and acquisitions; uncertainties as to the timing of the acquisition; approval of the transaction by China Fundamental shareholders; the satisfaction of closing conditions to the transaction; costs related to the acquisition; the performance of Wowjoint; the impact of inflation generally as well as on the rising costs of materials including steel; specific economic conditions in China generally or in the construction machinery and equipment markets in which Wowjoint operates; changes in demand for non-standard special construction machinery and equipment used in bridge, road and railway construction; changes in Wowjoint’s operating expenses; changes in laws and regulations adversely affecting the construction machinery and equipment business in China; potential liability from future litigation; and the diversion of management time on acquisition and integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this communication and documents submitted to the SEC. China Fundamental undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

China Fundamental and Wowjoint caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in China Fundamental's most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning China Fundamental, Wowjoint, the business combination, the related transactions or other matters and attributable to China Fundamental or Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint and China Fundamental do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.